UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-13703

Six Flags Entertainment Corporation

(Exact name of registrant as specified in its charter)

Delaware	13-3995059
(State or other jurisdiction of	(I.R.S Employer
incorporation or organization)	Identification No.)

1540 Broadway, 15th Floor
New York, New York	10036
(Address of Principal Executive Offices)	(Zip Code)

Common Stock, par value $0.025 per share (See Note 1 Below)
Preferred Income Equity Redeemable Shares, representing 1/100 of a share of 71/4% Convertible Preferred Stock

(Title of each class of securities covered by this Form)

Common Stock, par value $0.025 per share (See Note 2 Below)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Note 1: This certificate and notice relates to common stock of Six Flags Entertainment Corporation (formerly known as Six Flags, Inc.) (the “Company”) originally registered on Form 8-A, filed on December 12, 1997 (the “Old Common Stock”).  On April 30, 2010, the United States Bankruptcy Court for the District of Delaware confirmed the Modified Fourth Amended Joint Plan of Reorganization of the Company and certain of its subsidiaries (the “Plan”).  Pursuant to the effectiveness of the Plan on April 30, 2010, all outstanding shares of Old Common Stock, were cancelled effective April 30, 2010. Also effective April 30, 2010, Six Flags, Inc. changed its corporate name to Six Flags Entertainment Corporation.

Note 2: Common stock, par value $0.025 per share, registered on Form 8-A filed on June 17, 2010 (the “New Common Stock”).  The New Common Stock was authorized pursuant to the Restated Certificate of Incorporation of the Company filed with the Secretary of State of the State of Delaware on April 30, 2010.  As a result of the consummation of the Plan and the transactions contemplated thereby, the rights of the holders of the New Common Stock may be fundamentally different from the rights of holders of the Old Common Stock, and, consequently, the New Common Stock may be deemed to be a different class of securities than the Old Common Stock.

Pursuant to the requirements of the Securities Act of 1934, Six Flags Entertainment Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Six Flags Entertainment Corporation

Date:	June 21, 2010	By:	/s/ James Coughlin
James Coughlin General Counsel